Exhibit 99.2

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:	(905) 841-2300
Fax:	(905) 841-2244
Web: www.helixbiopharma.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, DECEMBER 9, 2010.

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Helix BioPharma Corp. (hereinafter called the “Company”) will be held on Thursday, December 9, 2010 at 10:00 a.m. at the Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada (the “Meeting”), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended July 31, 2010.

2.	To set the number of directors for election at the Meeting at seven (7).

3.	To elect directors to hold office for the ensuing year.

4.	To appoint Auditors for the ensuing year at a remuneration to be fixed by the directors.

5.

To consider, and if thought advisable, to adopt, with or without variation, an ordinary resolution ratifying and approving the adoption of the 2010 Equity Compensation Plan described in the accompanying Information Circular under the heading “Adoption of 2010 Equity Compensation Plan”. The 2010 Equity Compensation Plan will replace the Company’s 2008 Stock Option Plan and will permit the Company to, among other things, award eligible participants equity compensation in the form of share appreciation rights (whether related or unrelated to an option), restricted share units, restricted shares, deferred share units and share awards, in addition to stock options. The full text of the proposed resolution is also set out in the accompanying Information Circular under such heading.

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the form of proxy provided within the time limit for deposit of proxies.

If you are a non-registered shareholder please refer to the voting instructions set out in the accompanying Information Circular under “Non-Registered Holders”.

To be effective, all proxies to be used at the Meeting must be received no later than 10:00 AM (Toronto time) on Tuesday, December 7, 2010 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting, by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1. Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

DATED at Aurora, Ontario, Canada this 10th day of November, 2010.

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal	/s/ Kenneth A. Cawkell
DONALD H. SEGAL	KENNETH A. CAWKELL
Chairman	Corporate Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.